Exhibit No. 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Journal Communications, Inc. for the registration of debt securities, Class A common stock, preferred stock, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our report dated February 19, 2008, with respect to the consolidated financial statements and schedule of Journal Communications, Inc. included in its Annual Report (Form 10-K) for the year ended December 28, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

June 11, 2009